UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

THOMSON REUTERS CORPORATION
(Name of Issuer)
COMMON SHARES OF THOMSON REUTERS CORPORATION
(Title of Class of Securities)
884903 10 5
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	884903 10 5	Page	2	of	7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THE BANK OF NOVA SCOTIA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐ — Joint Filing

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA

	5	SOLE VOTING POWER

NUMBER OF		1,077,931 common shares of Thomson Reuters Corporation

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,077,931 common shares of Thomson Reuters Corporation

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,077,931 common shares of Thomson Reuters Corporation

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑
The number of shares in row (9) excludes the 455,905,709 common shares of Thomson Reuters Corporation owned by The Woodbridge Company Limited referred to in the Explanatory Note, with respect to which The Bank of Nova Scotia is disclaiming beneficial ownership as well as additional common shares of Thomson Reuters Corporation held by The Bank of Nova Scotia Trust Company.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.13% common shares of Thomson Reuters Corporation

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

FI
Note: The ownership percentages set forth herein are based on the 829,436,581 common shares of Thomson Reuters Corporation outstanding as of November 23, 2009, as indicated in the Form F-3DPOS registration statement filed by Thomson Reuters Corporation on November 24, 2009 with the Securities and Exchange Commission.

CUSIP No.	884903 10 5	Page	3	of	7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THE BANK OF NOVA SCOTIA TRUST COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐ — Joint Filing

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA

	5	SOLE VOTING POWER

NUMBER OF		407,721 common shares of Thomson Reuters Corporation

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		407,721 common shares of Thomson Reuters Corporation

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

407,721 common shares of Thomson Reuters Corporation

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑
The number of shares in row (9) excludes the 455,905,709 common shares of Thomson Reuters Corporation owned by The Woodbridge Company Limited referred to in the Explanatory Note, with respect to which The Bank of Nova Scotia Trust Company is disclaiming beneficial ownership as well as additional common shares of Thomson Reuters Corporation held by The Bank of Nova Scotia.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.049% common shares of Thomson Reuters Corporation

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

FI
Note: The ownership percentages set forth herein are based on the 829,436,581 common shares of Thomson Reuters Corporation outstanding as of November 23, 2009, as indicated in the Form F-3DPOS registration statement filed by Thomson Reuters Corporation on November 24, 2009 with the Securities and Exchange Commission.

Explanatory Note
The common shares (the “Common Shares”) of Thomson Reuters Corporation that are the subject matter of this Schedule 13G include the 455,905,709 Common Shares that are the subject matter of a Schedule 13D, as amended, filed on February 12, 2010 by The Woodbridge Company Limited (“Woodbridge”), which beneficially owns those 455,905,709 Common Shares. The Bank of Nova Scotia (the “Bank”) and its subsidiary, The Bank of Nova Scotia Trust Company (the “Trust Company”), have been advised by Woodbridge as follows in the balance of this paragraph: As of December 31, 2009, Woodbridge is the beneficial owner of 455,905,709 Common Shares representing approximately 55% of the outstanding Common Shares. Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Prior to his death in 2006, Kenneth R. Thomson controlled Thomson Reuters Corporation (then known as The Thomson Corporation) through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the Trust Company is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet. Under the Kenneth R. Thomson estate arrangements, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of Common Shares by Woodbridge, the estate arrangements provide for approval of the Trust Company, as trustee, to be obtained.
The filing of this Schedule 13G by the Bank and the Trust Company should not be construed as an admission that either the Trust Company or the Bank is, for purposes of section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owner of the 455,905,709 Common Shares included in this Schedule 13G. The Trust Company has been advised by Woodbridge that there has been no material change in the Thomson family’s beneficial ownership of Common Shares since the amended and restated Schedule 13D filed by Woodbridge on September 10, 2009.
The Trust Company became Trustee in the ordinary course of its corporate trust business and not with any purpose or effect of changing or influencing control of Thomson Reuters Corporation.

ITEM 1(a).	NAME OF ISSUER:
This Schedule 13G relates to the Common Shares of Thomson Reuters Corporation.

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
The principal executive office of Thomson Reuters Corporation is located at 3 Times Square in New York, New York.

ITEM 2(a).	NAME OF PERSON FILING:
This Schedule 13G is being filed by the Bank and its subsidiary, the Trust Company. The Bank and the Trust Company are filing this Schedule 13G because the Trust Company is trustee of a trust which forms part of the estate arrangements of Kenneth R. Thomson. For further explanation of the background of the arrangements relating to Woodbridge’s ownership of the Common Shares, see the “Explanatory Note” above.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
The principal address of the Bank and the Trust Company is 44 King Street West, Toronto, Ontario, M5H 1H1, Canada.

ITEM 2(c).	CITIZENSHIP:
The Bank is a chartered bank organized under the laws of Canada.
The Trust Company is a trust company organized under the laws of Canada.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Common Shares of Thomson Reuters Corporation

ITEM 2(e).	CUSIP NUMBERS:
884903 10 5

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☑	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K);
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Bank and Trust Company

ITEM 4.	OWNERSHIP.
(a)	Amount beneficially owned: See Item 9 of the attached cover page(s).

(b)	Percent of class: See Item 11 of the attached cover page(s), which is based on Item 9 of the cover page(s).

(c)	Number of shares as to which the person has;
(i)	Sole power to vote or direct the vote: See Item 5 on the attached cover page(s).

(ii)	Shared power to vote or to direct the vote: See Item 6 on the attached cover page(s).

(iii)	Sole Power to dispose or to direct the disposition of: See Item 7 on the attached cover page(s).

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the attached cover page(s).

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

ITEM 10.	CERTIFICATIONS.
By signing below I certify that, to the best of my knowledge and belief (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, and (ii) the foreign regulatory scheme applicable to the Bank and Trust Company is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. I also undertake to furnish to the Securities and Exchange Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  February 12, 2010

THE BANK OF NOVA SCOTIA
By:	/s/ Deborah Alexander
	Name:	Deborah Alexander
	Title:	Executive Vice President, General Counsel and Secretary

THE BANK OF NOVA SCOTIA TRUST COMPANY
By:	/s/ Gerald W. Owen
	Name:	Gerald W. Owen
	Title:	Managing Director and Head of Estates and Trusts

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